Federal Antimonopoly Service Approves Merger of Yandex.Taxi and Uber in Russia

Moscow, November 24, 2017 — The Federal Antimonopoly Service of the Russian Federation has approved the agreement between Yandex (NASDAQ:YNDX) and Uber to combine their ride-sharing businesses in Russia. The Ministry of Antimonopoly Regulation and Trade of the Republic of Belarus has also approved the transaction in Belarus. The decision of the antimonopoly service of Kazakhstan is still pending.

After the closing of the transaction, consumers will be able to use both Yandex.Taxi and Uber apps, while the driver-side apps will be integrated, leading to shorter passenger wait times, increased driver utilization rates, and higher service reliability.

Per the terms of the agreement, announced on July 13, 2017, the parties will contribute their ride-sharing businesses in Russia, Kazakhstan, Azerbaijan, Armenia, Belarus, and Georgia to a new holding company.

Uber will invest $225 million and Yandex will invest $100 million in cash in the new company at closing, valuing it at $3.725 billion on a post-money basis. After these investments, and subject to certain adjustments at closing, the new company will be owned approximately 59.3% by Yandex, 36.6% by Uber, and 4.1% by employees of the company, on a fully diluted basis. Uber will also contribute its UberEATS business in the region to the new company.

To ensure seamless service for riders and drivers, the parties intend to close the transaction after the Christmas and New Year’s holidays, in January 2018.

About Yandex

Yandex (NASDAQ:YNDX) is a technology company that builds intelligent products and services powered by machine learning. Our goal is to help consumers and businesses better navigate the online and offline world. Since 1997, we have delivered world-class, locally relevant search and information services. Additionally, we have developed leading on-demand transportation services, navigation products, and other mobile applications for millions of consumers across the globe. Yandex, which has 17 offices worldwide, has been listed on the NASDAQ since 2011.

About Uber

Uber’s mission is to provide reliable transportation everywhere, for everyone. We started in 2010 to solve a simple problem: how do you get a ride at the touch of a button? Six years and more than five billion trips later, we’ve started tackling an even greater challenge: reducing congestion and pollution in our cities by getting more people into fewer cars.

This press release contains forward-looking statements that involve risks and uncertainties. These include statements regarding the anticipated closing of the transaction described above, the successful combination of the two businesses, and the impact of such transaction on Yandex’s financial results. Actual results may differ materially from the results predicted or implied by such statements. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others, the satisfaction of the conditions to closing, the risks inherent in complex business combinations, and the impact of macroeconomic and geopolitical developments affecting the Russian and regional economy, as well as those risks and uncertainties included under the captions "Risk Factors" and "Operating and Financial Review and Prospects" in our Annual Report on Form 20-F for the year ended December 31, 2016, which is on file with the Securities and Exchange Commission and is available on our investor relations website at http://ir.Yandex.com/sec.cfm and on the SEC website at www.sec.gov. All information in this release is as of November 24, 2017, and Yandex undertakes no duty to update this information unless required by law.

For press enquiries, please contact:

Yandex:

Yandex press office:

Ochir Mandzhikov, Asya Melkumova

+7 495 739-70-00

pr@yandex-team.ru

Yandex.Taxi press office:

Vladimir Isaev

+7 495 739-70-00

pr@yandex-team.ru

Uber:

press@uber.com